

August 25, 2023

Thomas Ren
Chief Financial Officer
Cheetah Mobile Inc.
Building No. 11
Wandong Science and Technology Cultural Innovation Park
No.7 Sanjianfangnanli, Chaoyang District
Beijing 100024
People's Republic of China

> **Re: Cheetah Mobile Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 18, 2023**
> **File No. 001-36427**

Dear Thomas Ren:

We have reviewed your August 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2023 letter.

Form 20-F for the Year Ended December 31, 2022

Item 3. Key Information
Our Holding Company and Contractual Arrangements with the Consolidated Variable Interest Entities, page 3

1. Please address the following as it relates to your response to prior comment 4:
   - Tell us the names of the relevant Hong Kong operating entities referenced in your response.
   - Provide the names of the nominee shareholders and their percentage ownership in each Hong Kong operating entity.

- Provide us with an English translated copy of a deed and identify the specific terms of such deed that provide the Hong Kong Beneficial Owners with the power to direct the activities that most significantly impact the relevant Hong Kong operating entities economic performance and obtain the ability to approve decisions made by the relevant Hong Kong operating entities.
- Tell us your consideration to file a copy of such deed as an Exhibit to your filing. Refer to Item 4 of the Instructions as to Exhibits of Form 20-F

Risk Factors, page 10

2. We note your proposed disclosure revisions in response to prior comment 1. Please provide us with the revised disclosures to your risk factors where you will discuss how Hong Kong law differs from PRC law and any risks and consequences to the company associated with those laws.

Notes to Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-14

3. We note from your response to prior comment 10 that certain entities listed in your corporate diagram are intermediate holding companies with no material operations and therefore were excluded from your disclosures here. Please explain further why Cheetah Mobile Calls Hong Kong Limited is excluded from this disclosure particularly considering they are a Hong Kong Beneficial Owner that holds the deeds of nominee to Hong Kong operating entities as indicated in your response to comment 4.

General

4. We will consider your responses to prior comments 13 - 15 when provided.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sheryl (Xuyang) Zhang